UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Marriner, William L.
   1685 38th Street
   Boulder, CO  80301
   USA
2. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   January, 1997
5. If Amendment, Date of Original (Month/Year)
   Please See 2nd Note
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CEO/President, Executive Vice President; Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common                     |12/31/|J   |V|728               |A  |$10.94     |55,582             |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common                     |01/22/|P   | |2,500             |A  |$10.50     |58,082             |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common                     |01/22/|P   | |7,500             |A  |$10.625    |22,500             |I     |Wife                       |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common                     |01/22/|P   | |2,500             |A  |$10.50     |25,000             |I     |Wife                       |
                           |97    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Right to Buy (Stock Op|$10.25  |01/16|J   |V|30,000     |A  |See N|01/16|Common      |30,000 |       |30,000      |D  |            |
tions)                |        |/97  |    | |           |   |ote  |/07  |            |       |       |            |   |            |
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Right to Buy (Stock Op|$10.25  |01/16|J   |V|50,000     |A  |See N|01/16|Common      |50,000 |       |50,000      |D  |            |
tions)                |        |/97  |    | |           |   |ote  |/07  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
NOTE: Options granted pursuant to the Company's 1987 Incentive Plan vest at the rate of 2% per month.
NOTE 2: This Amendment is being submitted for the January 27, 1997 Form 4 filing. The correct statement date
(section 4) should be January, 1997 and not January, 1996 as originally submitted.
SIGNATURE OF REPORTING PERSON
/s/ William L. Marriner
DATE
January 27, 1997